SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                         AMENDMENT NO. 1

                               TO

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                   Entergy Electric Asia, Ltd.
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Whitman Breed Abbott & Morgan LLP
Entergy Services, Inc.             200 Park Avenue
639 Loyola Avenue                  New York, New York  10166
New Orleans, Louisiana  70113


                    Frederick F. Nugent, Esq.
                    General Counsel
                    Entergy Enterprises, Inc.
                    Parkwood Two Building
                    10055 Grogan's Mill Road, Suite 400
                    The Woodlands, Texas  77380

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Electric Asia, Ltd. relinquishes its status as a "foreign utility company" within the meaning of
Section 33 of the Act.

                           SIGNATURES

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY POWER DEVELOPMENT CORPORATION


                              By:    /s/ Frederick F. Nugent
                                  Frederick F. Nugent
                                  Vice President


Dated:  November 16, 1999